EXHIBIT (j)(2)

Consent of Independent Registered Public Accounting Firm

We consent to the references to our firm under the captions “Independent Registered Public Accounting Firm” and "Financial Highlights" in the Prospectuses and "Independent Registered Public Accounting Firm" in the Statements of Additional Information in Post-Effective Amendment No. 131 to the Registration Statement (Form N-1A, No. 002-97596 and No. 811-04297) of the VanEck Funds and to the incorporation by reference of our reports dated February 24, 2016 on CM Commodity Index Fund, Emerging Markets Fund, Global Hard Assets Fund, International Investors Gold Fund, Long/Short Equity Index Fund and Unconstrained Emerging Markets Bond Fund (six of the investment funds constituting the VanEck Funds) included in the Annual Report to Shareholders for the fiscal year ended December 31, 2015.

Ernst & Young LLP

New York, NY

April 25, 2016